Exhibit X

37.  Attach as Exhibit X any specifications, qualifications, or other criteria required of any person, including but not limited to, regulators, market participants, market infrastructures, venues from which data could be submitted to the applicant, and third party service providers, who request access to data maintained by the applicant.

With respect to access to data maintained by DDR:
As noted in Section 6 of the DDR Rulebook (Use of Data), Public Data shall be available in accordance with Applicable Regulations and accessible on DDR''s website as further specified in Section V of the Appendix to the Operating Procedures.
Access by Market Participants to swap data maintained by DDR is generally prohibited.  However, access to data related to a particular swap by either counterparty to that swap is permissible. In addition, if specifically authorized by the User or counterparty pursuant to Section 1.3 of the DDR Rulebook (Access & Recordkeeping) and 6.4 of the DDR Rulebook (Access to DDR Data by Third Party Service Providers to Data Retained by DDR), third party service providers or other parties may be granted limited access to data.
Access to data maintained by DDR may be granted to other regulators and entities provided the following requirements, as more completely set forth in Section 6.5 of the DDR Rulebook (Access to Data by Other Regulators and Entities), have been satisfied: (a) the applicant has entered into an MOU or other arrangement addressing confidentiality ("Confidentiality Agreement"), as required under Applicable Law, (b) the applicant has filed a request for access with DDR, and (c) the applicant has provided any additional information required by DDR to fulfill the request.
A copy of DDR''s Rulebook and Operating Procedures are available online at:

http://www.dtcc.com/~/media/Files/Downloads/legal/rules/DDR_Rulebook.pdf